                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                        INFINITY BROADCASTING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   456 62S10 2
                                 (CUSIP Number)

    Arturo R. Moreno, 2502 North Black Canyon Highway, Phoenix, Arizona 85009
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 January 4, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 456 62S 10 2                                         PAGE 2 OF 9 PAGES

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                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   NAME OF REPORTING PERSON

    Arturo R. Moreno
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /x /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
                       OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                      U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             35,552,103
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            4,354,245
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      35,552,103
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      4,354,245
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              39,906,348
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 456 62S 10 2                                         PAGE 3 OF 9 PAGES

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                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   NAME OF REPORTING PERSON

    BRN Properties Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /x /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
                       OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                      Arizona
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             5,151,582
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      5,151,582
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,151,582
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 456 62S 10 2                                         PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   NAME OF REPORTING PERSON

    Carole D. Moreno
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /x /
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
                       N/A

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                      U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            4,291,745
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      4,291,745
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,291,745
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                        Page 5 of 9 Pages
--------------------------                              ------------------------


This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed on December 17, 1999 (the "Schedule") by Arturo R. Moreno, BRN Properties Limited Partnership and Carole D. Moreno (the "Reporting Persons") with respect to the Class A Common Stock, $.01 par value per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

     (a)   Name:

           (1) Arturo R. Moreno

           (2) BRN Properties Limited Partnership, a limited partnership formed under the laws of the State of Arizona ("BRN Properties"). BRN Properties is Mr. Moreno's family limited partnership, and its sole business is the ownership of Class A Common Stock and other securities. Mr. Moreno is the sole general partner of BRN Properties. Mr. Moreno disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by BRN Properties, except to the extent of his partnership interest.

           (3) Carole D. Moreno

     (b)    Residence or business address:

           (1) Mr. Moreno: 2502 North Black Canyon Highway, Phoenix, Arizona 85009.
           (2) BRN Properties: 2502 North Black Canyon Highway, Phoenix, Arizona 85009.
           (3) Mrs. Moreno: 2502 North Black Canyon Highway, Phoenix, Arizona 85009.

     (c)    Principal Occupation:

           (1) Mr. Moreno is no longer Chief Executive Officer of Outdoor Systems, Inc., a wholly owned subsidiary of the Issuer, and is no longer a director of the Issuer.
           (2) N/A.
           (3) N/A.

     (d) None of Mr. Moreno, BRN Properties or Mrs. Moreno has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Mr. Moreno, BRN Properties or Mrs. Moreno has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both Mr. Moreno and Mrs. Moreno are citizens of the United States. BRN Properties is formed under the laws of the State of Arizona.



ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         Except for 5,000 Class A Shares acquired by Mr. and Mrs. Moreno as joint tenants prior to December 7, 1999, Mr. Moreno, BRN Properties and Mrs. Moreno acquired their Class A Shares pursuant to a merger among the Issuer, Outdoor Systems, Inc. and Burma Acquisition Corp. on December 7, 1999. Mr. Moreno, BRN Properties and Mrs. Moreno hold the shares for investment purposes.

         On October 30, 2000, Viacom, IBC Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Viacom ("Merger Sub"), and the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement") pursuant to which the Issuer will merge with and into Merger Sub (the "Merger") and Viacom will acquire all the issued and outstanding Class A Shares not currently owned by Viacom. In the Merger, each outstanding Class A Share will be converted into the right to receive 0.592 of a Viacom Class B Share.

         On January 4, 2001 the Mr. Moreno, on behalf of the Reporting Persons, entered into a voting agreement (the "Voting Agreement"), pursuant to which the Reporting Persons have agreed to vote their Class A Shares in favor of the Merger Agreement, the Merger and any actions required in furtherance thereof.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                        Page 6 of 9 Pages
--------------------------                              ------------------------

         A copy of the Voting Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

         Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)(b) Of the 35,552,103 shares of Class A Common Stock as to which Mr. Moreno is indicated as having sole voting and dispositive power, (i) 30,400,521 shares are owned by Mr. Moreno directly, and (ii) 5,151,582 shares are held of record by BRN Properties.

            The 4,354,245 shares of Class A Common Stock as to which Mr. Moreno is indicated as having shared voting power consist of (i) 4,291,745 shares held by Mr. and Mrs. Moreno as joint tenants and (ii) 62,500 shares held by The Moreno Family Foundation (the "Moreno Family Foundation"), a charitable organization, which shares are not covered by the voting agreement.

            Mr. Moreno disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by BRN Properties, except to the extent of his partnership interest. Mr. Moreno is President and a member of the Board of Directors of the Moreno Family Foundation and, by virtue of such position, may be deemed to share voting and dispositive power over the shares held by it. Mr. Moreno disclaims beneficial ownership of the shares held by the Moreno Family Foundation.

            Mr. Moreno does not have voting or dispositive power over 1,923,077 shares of Class A Common Stock held of record by that certain rabbi trust (the "Rabbi Trust") reflected in the Trust Agreement, dated as of December 6, 1999 (the "Trust Agreement"), by and among the Issuer, UBS Trust Company, Mr. Moreno and William S. Levine. William
            S. Levine serves as Independent Administrator to the Rabbi Trust and has the sole power to direct the trustee of the Rabbi Trust as to any voting rights exercisable with respect to the shares of Class A Common Stock held of record by the Rabbi Trust.

     (c) None of Mr. Moreno, BRN Properties or Mrs. Moreno effected any transactions in Class A Common Stock of the Issuer in the last 60 days.

     (d)    N/A.

     (e)    N/A.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                        Page 7 of 9 Pages
--------------------------                              ------------------------


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         99.1 Voting Agreement between William S. Levine, Arturo R. Moreno and Viacom Inc., dated as of January 4, 2001.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                        Page 8 of 9 Pages
--------------------------                              ------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  January 16, 2001



                                       /s/ ARTURO R. MORENO
                                       ---------------------------------------
                                                Arturo R. Moreno


                                       /s/ CAROLE D. MORENO
                                       ---------------------------------------
                                                Carole D. Moreno

                                       BRN PROPERTIES LIMITED PARTNERSHIP



                                       By: /s/ ARTURO R. MORENO
                                          ------------------------------------
                                                Arturo R. Moreno
                                                General Partner

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                        Page 9 of 9 Pages
--------------------------                              ------------------------


                                  EXHIBIT INDEX


        Number    Description

         99.1 Voting Agreement between William S. Levine, Arturo R. Moreno and Viacom Inc., dated as of January 4, 2001.